Goodwin Procter LLP 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

September 10, 2020

Ms. Jennifer O’Brien

Staff Accountant

Ethan Horowitz

Accounting Branch Chief

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Qell Acquisition Corp. Draft Registration Statement on Form S-1 Submitted August 14, 2020 Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted September 8, 2020 CIK No. 0001821171

Dear Ms. O’Brien and Mr. Horowitz:

This letter is submitted on behalf of Qell Acquisition Corp. (the “Company”) in response to comments of the staff of the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 submitted on August 14, 2020 (the “Registration Statement”) and the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 submitted September 8, 2020 (“Amendment No. 1”), as set forth in the Staff’s letter dated September 10, 2020 to Barry Engle, Chief Executive Officer (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment.

Draft Registration Statement on Form S-1

Management, page 105

1.                  Please revise to clarify the business experience of your Chief Financial Officer, Mr. Gabbita, to include his principal occupations and employment during the past five years. In particular, please revise to clearly provide disclosure regarding Mr. Gabbita’s roles at OGCI Climate Investments and Element Partners. See Item 401(e) of Regulation S-K.

Response to Comment No. 1.                The Registrant has revised the Registration Statement in response to the Staff’s comment.

Ms. Jennifer O’Brien

Ethan Horowitz

Securities and Exchange Commission

September 11, 2020

Amendment No. 1 to Draft Registration Statement on Form S-1

Limited Payment to Insiders, page 31

2.                  We note your disclosure regarding limited payments to insiders to include “possible payment of up to an aggregate of $5,000,000 in bonus payments for promotional services to any director meeting predetermined criteria for such bonus payment.” Please revise your disclosure here to describe the criteria to which you refer or revise your Executive and Director Compensation disclosure at page 112 accordingly.

Response to Comment No. 2.              The Registrant respectfully submits that the bonus payments previously reference on page 31 are not a bonus plan of the Registrant and as such disclosure in not required in the Executive and Director Compensation section. The Registrant has added disclosure on page 117 about the plan because units in the sponsor may be award to founding team members. No specific criteria for any such awards has been determined and any award will be granted at the discretion of the sponsors’ board. In light of the fact that founding team members may receive additional units in the sponsor, we have added the disclosure to the section discussing conflicts of interests. We have removed it from page 31 as awards under this plan do not involve shares of Qell Acquisition Corp.

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Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (650) 752-3227.

Sincerely,

/s/ Heidi Mayon

cc: Barry Engle, Chief Executive Officer, Qell Acquisition Corp.